                       BLACKWELL SANDERS PEPER MARTIN LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Dennis P. Wilbert                                     DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8124                     E-MAIL: dwilbert@blackwellsanders.com

                                February 26, 2007

Via EDGAR Transmission
Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

     Re:  Commerce Bancshares, Inc.
          Form S-4
          Filed on February 6, 2007
          File No. 333-140475

Dear Mr. Friar:

     On behalf of Commerce Bancshares, Inc. (the "company"), I am writing to respond to the comments of the staff (the "staff") of the Division of
Corporation Finance of the Securities and Exchange Commission (the "Commission")
set forth in your letter dated February 22, 2007, with respect to the above-referenced filing (the "comment letter"). This letter and an amendment to the registration statement referenced above are being filed with the Commission electronically today.

     For ease of reference, each of the staff's comments is reproduced below in its entirety in bold, followed by the corresponding response.

Comments pertaining to the prospectus

1.   On the cover page, please explain in clear and concise plain English what shareholders of South Tulsa will receive if the transaction is consummated.

Response: We have revised the disclosure on the cover page of the prospectus to include a clear and concise plain English explanation of what shareholders of
South Tulsa will receive if the transaction is consummated. The revised language is as follows:

   KANSAS CITY, MISSOURI o ST. LOUIS, MISSOURI o OVERLAND PARK, KANSAS o OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI o EDWARDSVILLE, ILLINOIS o WASHINGTON, D.C. o LONDON, UNITED KINGDOM

                              AFFILIATES: LEEDS o MANCHESTER
                            MEMBER OF THE WORLD SERVICES GROUP

Mr. William Friar
February 26, 2007

     The Boards of Commerce, CBI-Kansas and South Tulsa have agreed to the merger of South Tulsa into CBI-Kansas. The total merger consideration value is estimated to be $26,250,000. If the merger is approved, each South Tulsa shareholder will receive Commerce common stock with a value of approximately
$340.54 per share of South Tulsa common stock. The per share merger consideration will be equal to $340.54 in Commerce common stock if the Commerce stock price is between $45.30 and $50.06. If the Commerce stock price is less than $45.30, the value of the Commerce stock received will be less than $340.54.
On the other hand, if the Commerce stock price is greater than $50.06, the value of the Commerce stock received will be greater than $340.54. This result is because the parties agreed not to adjust the amount of Commerce common stock received beyond these limits. Therefore, you may receive less value if the
Commerce common stock is less than $45.30 or more value if the Commerce common stock is greater than $50.06. See "What South Tulsa Shareholders Will Receive in
the Merger" on page ___, and "Summary - The Merger Consideration" on page ___.
Commerce common stock is traded on The Nasdaq Stock Market under the symbol
"CBSH."

2.   During my screening of your document, I did not see the information required by Item 3(f) of Form S-4. Please include that information in the prospectus.

Response: We have revised the disclosure in the prospectus to include the information required by Item 3(f) of Form S-4 as follows:

                      COMPARATIVE UNAUDITED PER SHARE DATA

   The following table sets forth per share data of:

   •  Commerce on a historical basis.

   •  South Tulsa on a historical basis.

   •  Commerce and South Tulsa combined on a pro forma basis.

   •  Commerce and South Tulsa combined on a pro forma basis stated on an equivalent South Tulsa basis.

     The table below should be read in conjunction with the historical financial statements and notes thereto for Commerce incorporated by reference into this
Proxy Statement/Prospectus and the selected financial date for South Tulsa contained herein.

Mr. William Friar
February 26, 2007

     Pursuant to the Agreement and Plan of Merger, Commerce has agreed to pay
Commerce common stock with a value of $340.54 for each outstanding share of
South Tulsa common stock. The exchange ratio is based on a ten-day average closing price of Commerce common stock as reported on the Nasdaq Stock Market with limits such that it can be no higher than $50.06 nor lower than $45.30.
Thus, the actual price may vary from $340.54 per South Tulsa common share to the extent the Commerce common stock price falls outside those limits. For purposes of the pro forma and equivalent pro forma calculations, it has been assumed that at the Effective Time there will be 77,083 shares of South Tulsa common stock outstanding (assuming all options to purchase shares of South Tulsa common stock are exercised prior to the Effective Time and that certain holders of options use shares of South Tulsa common stock to pay the exercise price of such options), and the Commerce common stock price will be $48.43 (the closing
Commerce common stock price on December 1, 2006, the business day prior to the announcement of the Agreement and Plan of Merger). Based on these assumptions, the pro forma per share amounts assume an exchange ratio of 7.03 shares of
Commerce common stock for each share of South Tulsa common stock. This exchange ratio has been used to calculate the South Tulsa equivalent pro forma per share information below. See "The Merger - Conversion of South Tulsa Common Stock" on
page ___.

                                                    Historical                            Equivalent
                                                              South        Pro Forma       Pro Forma
                                               Commerce       Tulsa        Commerce       South Tulsa
Diluted income per common share:
 Twelve months ended:
 December 31, 2005.......................     $    3.01    $   14.53       $   3.00        $   21.09
 Nine months ended:
 September 30, 2006......................     $    2.29    $   15.13       $   2.28        $   16.03
Cash dividends paid per share:
 Twelve months ended:
 December 31, 2005.......................     $   0.871    $   0.000       $  0.871        $    6.12
 Nine months ended:
 September 30, 2006......................     $   0.700    $   0.000       $  0.700        $    4.92
Book value per common share:
 December 31, 2005.......................     $   18.85    $  153.75       $  19.07        $  134.06
 September 30, 2006......................     $   20.55    $  169.57       $  20.76        $  145.94

Mr. William Friar
February 26, 2007

     If you have any questions regarding any of the responses, please feel free to call me at 816-983-8124.

                                       Very truly yours,

                                       BLACKWELL SANDERS PEPER MARTIN LLP

                                       By:      /s/ Dennis P. Wilbert
                                          --------------------------------------
                                                Dennis P. Wilbert

cc:  Daniel J. Stinnett, Esq.
     C. Bruce Crum, Esq.